EXHIBIT F-1

OPINION OF COUNSEL

September 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       PNM Resources
             (File No.  70-10248)

Ladies and Gentlemen:

            This opinion is furnished to the Securities and Exchange Commission (the "Commission") in connection with the filing with the Commission of the Second Amended Application-Declaration on Form U-1 (File No. 070-1020) (the "Application") of PNM Resources, Inc., TNP Enterprises, Inc., and Texas-New Mexico Power Company (collectively, "Applicants") under the Public Utility Holding Company Act of 1935, as amended (the "Act").  The Application requests that the Commission authorize and approve certain redemption of securities, term loan authority and authority pursuant to Rule 46 (collectively, the "Transactions").

The opinions expressed below with respect to the Transactions described in the Application are subject to the following further assumptions and conditions:

Each Transaction shall have been duly authorized and approved, to the extent required by the governing corporate documents and applicable state laws, by the Board of Directors of the Issuer proposing to effect such Transaction.

All required approvals, authorizations, and consents, and all filings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to each financing shall have been obtained or made, as the case may be.

Any registration statements filed by any Issuer under the Securities Act of 1933 in connection with any Transaction shall be and shall remain effective pursuant to the Securities Act of 1933, as amended; no stop order shall have been entered with respect thereto; and the issuance of securities thereunder shall have been consummated in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

            Based on the foregoing, and subject to the assumptions and conditions set forth herein, we are of the opinion, upon the issuance of your order or orders in this proceeding granting or permitting the Application to become effective with respect to the proposed Transactions, and in the event the proposed Transactions are consummated in accordance with said Application and your order or orders in respect thereto:

Applicants will have requisite authority to effectuate the Transactions in accordance with the terms of Applicants' Declaration.

Each Applicant is a corporation validly organized, duly existing and in good standing in its respective jurisdiction of organization.

No Transaction will violate the legal rights of the holders of any securities issued by Applicants.

Each Transaction will occur as set forth in the charter or other document defining the rights and privileges of the Applicants.

Each Transaction, in the case of debt securities, will be the valid and binding obligation of the Issuer or guarantor in accordance with the terms of such Transaction, subject to bankruptcy, insolvency, or other similar laws affecting creditors' rights generally, and to the effects of general equity principles.

We are attorneys licensed to practice in the State of New Mexico and Texas, respectively, and express no opinion as to the laws of any other jurisdiction other than the Act under the federal laws of the United States.

We hereby consent to the use of this opinion in connection with the Application.  This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any purpose.

Very truly yours,

By:	/s/ Patrick T. Ortiz
Patrick T. Ortiz
General Counsel
PNM Resources, Inc.
(Admitted in New Mexico)

By:	/s/ Gary Boyle
Gary Boyle
Associate General Counsel
PNM Resources, Inc.
(Admitted in Texas)

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